Airgain, Inc.

3611 Valley Centre Drive, Suite 150

San Diego, CA 92130

December 6, 2016

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Airgain, Inc.

Registration Statement on Form S-1

File No. 333-214794

Dear Mr. Spirgel:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Airgain, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Thursday, December 8, 2016, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours,

AIRGAIN, INC.

By:	/s/ Leo Johnson
Leo Johnson
Chief Financial Officer

cc:	Charles Myers, Airgain, Inc.

Jonathan R. Zimmerman, Esq., Faegre Baker Daniels LLP

Cheston J. Larson, Esq., Latham & Watkins LLP

Matthew T. Bush, Esq., Latham & Watkins LLP